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SUBMITTED CONFIDENTIALLY TO THE SECURITIES AND EXCHANGE COMMISSION AS
AMENDMENT NO. 1 TO THE CONFIDENTIAL SUBMISSION

As filed with the Securities and Exchange Commission on                        , 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OMTHERA PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-3797738 (I.R.S. Employer Identification No.)

707 State Road
Princeton, New Jersey 08540
(908) 741-4399
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Gerald L. Wisler
President and Chief Executive Officer
Omthera Pharmaceuticals, Inc.
707 State Road
Princeton, New Jersey 08540
(908) 741-4399
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Edward A. King, Esq. Kingsley L. Taft, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Christian S. Schade Executive Vice President and Chief Financial Officer Omthera Pharmaceuticals, Inc. 707 State Road Princeton, New Jersey 08540 (908) 741-4399	Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1773

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

              This Amendment No. 1 is being submitted for the purpose of submitting Exhibits 10.3, 10.5, 10.6 and 10.7. No changes or additions are being made hereby to the Prospectus constituting Part I of the Registration Statement (not included herein) or to Part II of the Registration Statement.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Total
SEC registration fee	$	*
FINRA filing fee	$	*
NASDAQ initial listing fee	$	*
Blue sky qualification fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

              Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

              The Registrant's amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

              The Registrant's amended and restated by-laws provide for the indemnification of officers, directors and third parties acting on the Registrant's behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant's best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

              The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

              The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriter of the Registrant, and its executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriter for inclusion in the registration statement.

              The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

              In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

              On December 1, 2010 and February 7, 2011, we issued convertible promissory notes to one of our existing investors for $2,500,000 and $7,500,000, respectively. On February 28, 2011, we issued 2,058,539 shares of our Series B preferred stock to the investor upon conversion of the notes.

              On February 28, 2011, we issued an aggregate of 6,921,939 shares of our Series B preferred stock to seven investors for aggregate consideration of approximately $33.9 million. On May 31, 2011, we issued an aggregate of 51,033 shares of our Series B preferred stock to one existing investor for aggregate consideration of approximately $250,000. On December 22, 2011, we issued an aggregate of 990,030 shares of our Series B preferred stock to four investors for aggregate consideration of approximately $4.9 million. On April 3, 2012, we issued an aggregate of 1,020,648 shares of our Series B preferred stock to two existing investors for aggregate consideration of approximately $5.0 million. On July 24, 2012, we issued an aggregate of 1,020,648 shares of our Series B preferred stock to two existing investors for aggregate consideration of approximately $5.0 million.

              No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants of Stock Options

              Since January 1, 2010, we have granted stock options to purchase an aggregate of 1,962,260 shares of our common stock, with exercise prices ranging from $0.24 to $11.01 per share, to employees, directors and consultants pursuant to our stock option plan. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

              The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)
Financial Statement Schedule.

              None.

Item 17.    Undertakings

              Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              The Registrant hereby undertakes that:

              (a)   The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

              (b)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (c)   For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on the                        day of                                    , 2013.

OMTHERA PHARMACEUTICALS, INC.
By:	Gerald L. Wisler President and Chief Executive Officer

POWER OF ATTORNEY

              Each person whose individual signature appears below hereby authorizes and appoints Gerald L. Wisler, and Christian S. Schade, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the     day of                  , 2013.

Signature	Title

GERALD WISLER	President, Chief Executive Officer and Director (Principal Executive Officer)
CHRISTIAN S. SCHADE	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
GEORGE HORNER	Chairman of the Board of Directors
GRAZIANO SEGHEZZI	Director
DAVID M. MOTT	Director

 EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.2	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1	*	Specimen Common Stock Certificate.
5.1	*	Opinion of Goodwin Procter LLP.
10.1	*	2013 Stock Option and Incentive Plan and forms of award agreements thereunder.
10.2	*	2010 Stock Option Plan, as amended, and forms of award agreements thereunder.
10.3†		License Agreement by and between the Company and PVT Polyver Trust AG, dated as of November 13, 2009.
10.4	*	Lease Agreement by and between the Company and McCarthy Associates Limited, dated as of December 1, 2011.
10.5†		Supply Agreement by and between the Company and BioVectra Inc., dated as of March 1, 2012.
10.6†		Intermediate Feedstock Supply Agreement by and between the Company and Ocean Nutrition Canada Limited, dated as of March 12, 2012.
10.7†		Commercial Supply Agreement by and between the Company and Catalent Pharma Solutions GmbH, dated as of July 16, 2012
10.8	*	Employment Agreement by and between the Company and Gerald Wisler, dated as of November 13, 2009.
10.9	*	Employment Agreement by and between the Company and Michael Davidson, M.D., dated as of October 3, 2011.
10.10	*	Employment Agreement by and between the Company and Ben Machielse, dated as of June 10, 2011.
10.11	*	Employment Agreement by and between the Company and Chris Schade, dated as of August 2, 2011.
10.12	*	Amended and Restated Stock Purchase and Restriction Agreement, by and between the Company and Gerald Wisler, dated as of November 13, 2009.
10.13	*	Amended and Restated Stock Purchase and Restriction Agreement, by and between the Company and Michael Davidson, dated as of November 13, 2009.
10.14	*	Form of Indemnification Agreement.
23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.

†
Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX